ALPHA GOLD CORP.

Nine Months Ended November 30, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.1

Date

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited financial statements of Alpha Gold Corp. (“Alpha” or the “Company”) for the nine months ended November 30, 2006.

This MD&A is prepared as of January 22, 2007. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

1.2

Overview

Alpha Gold Corp. is a mineral exploration company focused on the Lustdust Property located in the Omineca Mining Division of British Columbia.

On July 15, 1989, the Company acquired a 100% interest in certain mineral claims located in the Omineca Mining Division, British Columbia for cash of $170,000.  The vendor retains a royalty of 3% of net smelter returns.

The Company is in the exploration stage.  Exploration is primarily focused on the Lustdust property located in the Omineca Mining Division 200 km west of Ft. St. James, B.C.  This property continues to show promising assay results of drilling samples.  The investment and expenditure on exploration properties comprise a significant portion of the Company’s assets.  Realization of the Company’s investment in those assets is dependent upon obtaining the necessary financing to continue exploration and development of the properties, the attainment of successful production from the properties or from the proceeds of their disposal.

The summer drilling program was completed in November and was very successful in confirming additional Canyon Creek skarn deposits.  A short winter drill program started in late November and will last thirty days.  The purpose of this program is to follow up on drill holes in a new area in the valley bottom below the Canyon Creek area.  The target of this short program will be in search of sediment hosted Nevada style Carlin Mines type deposit and to plan a larger program to commence in March or April of 2007.  The overall cost of the 2006 drilling program was approximately $1,200,000.

The Company has funds in place of approximately $1,270,000 at the end of November, 2006.

Other Properties

On October 30, 1995, the Company entered into an agreement to acquire a 100% interest in certain mineral claims situated in Pershing County, Nevada, U.S.A.  The Company had previously entered into an option agreement to acquire the mineral claims in the 1995 fiscal year.  The company and the vendor agreed to terminate the option agreement dated April 30, 1994.  Payment under the option agreement totaled $26,400 U.S. and applied to the purchase.

In addition to the above payments, the Agreement calls for the issuance to the vendor of 100,000 shares of Alpha Gold Corp.  During the year ended February 28, 2006, the company abandoned its interest in the property and wrote off all expenditures to operations.

Market Trends

The positive trend in metal prices has remained with gold averaging US$627/oz and copper averaging US$2.63/lb.

1.3

Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars.

	As at February 28, 2006 $	As at February 28, 2005 $	As at February 29, 2004 $
Current Assets	1,430,289	1,791,426	2,232,362
Other Assets	5,393,526	5,108,622	4,390,837
Total Assets	6,823,815	6,900,048	6,623,199
Current Liabilities	11,410	14,339	7,018
Shareholders’ Equity	5,997,904	5,933,070	5,740,704
Total Shareholders’ Equity and Liabilities	6,823,815	6,900,048	6,623,199
Working Capital	1,425,879	1,777,089	2,225,344
Expenses
Amortization	28,427	23,895	14,562
Automotive	9,302	14,494	9,262
Bad debts	—	—	—
Consulting and management fees	60,000	60,000	60,000
Financial relations	—	—	—
Loss (gain) on disposal of capital assets	—	2,327	—
Insurance	4,079	4,190	2,185
Office, printing and miscellaneous	19,977	17,099	19,173
Professional fees	67,976	51,779	70,245
Regulatory and transfer fees	20,785	12,931	13,350
Rent	6,000	6,000	6,000
Shareholder relations	26,884	4,105	61,524
Stock-based compensation	9,300	83,000	—
Travel and promotion	10,959	8,772	7,503
Add(deduct): other items	(171,579)	58,220	98,117
Loss for the period	(415,746)	(230,372)	(165,687)
Basic diluted loss per share	(0.02)	(0.01)	(0.01)
Number of Common Shares Outstanding	25,408,944	24,451,684	23,402,184

1.4

Results of Operations

Overhead expenses in the third quarter of fiscal 2007 increased to $86,523, as compared to $85,606 in the third quarter of fiscal 2006.

Exploration costs increased in the third quarter of fiscal 2007 to $125,092 compared to the same quarter of 2006, $39,585. Exploration expenditure during the quarter were as follows: assaying (2007 - $55,319; 2006 - $2,072), camp expense (2007 - $25,048;  2006 - $3,704), drilling expense (2007 - $21,034; 2006 - $7,124), filing fees (2007 - $5,902; 2006 - $Nil), on site fuel cost (2007 - $601; 2006 - $Nil), geological/geochemical work and reports (2007 - $14,364; 2006 - $26,131), roadwork and reclamation (2007 - $1,038; 2006 - $Nil), travel  (2007 - $1,786; 2006 $554).

These expenses were incurred during a more extensive drilling program which continued throughout the third quarter of fiscal 2007.

Office and administration costs decreased from $21,692 spent in the third quarter of the 2006 fiscal year to $20,608 in the third quarter of the 2007 fiscal year.

Stock-based compensation of $7,500 was charged to operations during the third quarter of fiscal year 2007 compared to $9,300 in the third quarter of fiscal 2006.

1.5

Summary of Quarterly Results

	Expressed in Canadian dollars, except per Share amounts
	Nov. 30, 2006	August 31, 2006	May 31, 2006	Feb. 28, 2006	Nov. 30, 2005	August 31 2005	May 31, 2005	Feb. 28, 2005
Current Assets	1,412,053	1,723,953	1,369,598	1,437,289	1,388,664	1,490,162	1,733,415	1,791,426
Other Assets	6,551,986	6,381,879	5,419,110	5,386,526	5,793,293	5,760,814	5,133,652	5,108,622
Total Assets	7,964,039	8,105,832	6,789,208	6,823,815	7,181,957	7,250,976	6,867,067	6,900,048
Current Liabilities	13,752	94,929	25,062	11,410	4,109	3,747	17,318	14,339
Shareholders’ Equity	7,087,193	7,147,809	5,901,052	5,997,904	6,225,209	6,294,590	5,897,110	5,933,070
Total Shareholders’ Equity and Liabilities	7,964,039	8,105,832	6,789,208	6,823,815	7,181,957	7,250,976	6,867,067	6,900,048
Working Capital	1,398,301	1,629,024	1,344,536	1,425,879	1,384,555	1,486,415	1,716,097	1,777,089
Expenses
Amortization	8,573	6,922	5,032	7,107	7,106	7,107	7,107	4,371
Automotive	4,063	3,416	2,068	1,621	1,620	4,668	1,393	6,204
Bad debts	—	—	—	—	—	—	—	—
Consulting and management fees	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000
Loss (gain) on disposal of capital assets	(8,820)	(6,244)	—	—	—	—	—	—
Insurance	(47)	751	4,344	—	(226)	—	4,305	—
Office, printing and miscellaneous	3,790	2,518	3,832	3,344	4,002	3,835	4,833	2,902
Professional fees	14,270	25,171	8,074	8,432	27,307	17,916	6,821	11,070
Regulatory and transfer fees	699	18,477	4,575	258	6,067	14,386	75	3,529
Rent	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500
Shareholder relations	38,348	30,732	29,919	1,352	8,566	14,979	1,601	947
Stock-based compensation	7,500	180,500	—	—	9,300	—	—	83,000
Telephone	402	820	1,449	1,545	1,051	780	827	1,087
Travel and promotion	1,245	7,053	1,479	3,884	4,313	1,200	1,562	4,694
Other items	(18,407)	(16,485)	(9,013)	175,617	(6,925)	(7,571)	(9,064)	(24,207)
Loss for the period	(68,116)	(270,131)	(68,259)	(227,305)	(78,681)	(73,800)	(35,960)	(110,097)
Basic diluted loss per share before other items	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)
Number of Common Shares Outstanding	28,908,169	28,908,169	25,408,944	25,408,944	25,408,944	25,408,944	24,451,684	24,451,684

1.6

Liquidity

Historically the Company’s sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants or options. The Company’s access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

At November 30, 2006, the Company had working capital of approximately $1,398,000, which is sufficient to fund its planned expenditures and commitments. As the Company chooses to proceed on additional exploration and development programs at the Lust Dust project, it will need to raise additional funds for those expenditures.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no “Purchase Obligations” defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7

Capital Resources

At November 30, 2006 Alpha had working capital of $1,398,000 as compared to $1,384,000 at November 30, 2005 and $1,419,000 at the end of fiscal 2006.  Alpha has 28,908,169 common shares issued and outstanding at the end of the quarter.

The Company has no commitments for material capital expenditures as of November 30, 2006.

1.8

Off-Balance Sheet Arrangements

None.

1.9

Transactions with Related Parties

During the three months ended November 30, 2006, the Company paid $36,550 to related parties as follows: administration of company affairs plus planning and contract negotiations for the drilling program to the Company’s President ($15,000); property investigation, site investigation for drilling, geology and planning of field operations to a director of the Company ($18,000); part time secretarial and accounting work to a relative of the Company’s President ($2,050); and office rent to the Company’s President ($1,500).

1.10

Fourth Quarter

Not applicable.

1.11

Proposed Transaction

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course or as described in item 1.7 above, before the board of directors for consideration.

1.12

Critical Accounting Estimates

Not applicable.  The Company is a venture issuer.

1.13

Changes in Accounting Policies including Initial Adoption

During the year ended February 29, 2004, the Company adopted, on a prospective basis, the fair value method of accounting for all stock-based compensation.

The Company also adopted the CICA’s new Handbook Section 3110 “asset retirement obligations: which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs.  This had no retroactive effect.  Please refer to Note 2c of the Financial Statements.

The Company maintains systems and control procedures to provide reasonable assurance that material information about the Company’s activities, commitments, obligations, contingencies and accounting information are brought to the attention of the officers and directors of the Company.  The Chief Executive Officer and the Chief Financial Officer of the Company continuously evaluate the effectiveness of such systems and control procedures and have concluded that the systems and control procedures operated effectively throughout the year ended February 28, 2006 and through to the date of this discussion and analysis.

1.14

Financial Instruments and Other Instruments

None.

1.15

Other MD&A Requirements

1.15.1

Other MD&A Requirements

Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.2

Additional Disclosure for Venture Issuers Without Significant Revenue

(a)

capitalized or expensed exploration and development costs;

The required disclosure is presented in a schedule to the accompanying financial statements.

(b)

expensed research and development costs;

Not applicable.

(c)

deferred development costs;

Not applicable.

(d)

general and administration expenses; and

The required disclosure is presented in the Interim Statement of Loss.

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

1.15.3

Disclosure of Outstanding Share Data

The following details the share capital structure as of the date of this MD&A, subject to minor accounting adjustments.

	Expiry date	Exercise price	Number	Number
Common shares				28,908,169

Warrants	July 25, 2007 July 25, 2007 July 28, 2007	$0.50 $0.50 $0.60	957,260 14,700 1,749,612	2,721,572

Share purchase options	April 1, 2007 January 26, 2010 January 28, 2010	$0.40 $0.40 $0.40	250,000 950,000 500,000	1,700,000

This discussion includes certain statements that may be deemed “forward-looking statements”.  All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.